December 13, 2007


By U.S. Mail and Facsimile to (202) 772-9210

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, NE
Washington, DC  20549

Attn:  Jay E. Ingram
       Attorney Advisor

Re:   Unisys Corporation
      Definitive 14A
      Filed March 19, 2007
      File No. 001-08729

Dear Mr. Ingram:

This will confirm our telephone conversation today that Unisys Corporation expects to respond by January 11, 2008 to the Commission's November 29, 2007 comment letter concerning the proxy statement referenced above.

As you requested, this letter will also be submitted via EDGAR as correspondence.

Very truly yours,



Virginia C. Pappas
Associate General Counsel